UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (date of earliest event reported): December 28, 2005

WFS Financial Inc
(Exact Name of Registrant as Specified in its Charter)

California	000-26458	33-0291646
(State or Other Jurisdiction of	(Commission File Number)	(I.R.S. Employer
Incorporation or Organization)		Identification No.)
23 Pasteur, Irvine, California 92618-3804
(Address of Principal Executive Offices) (Zip Code)
(949) 727-1002
(Registrant’s telephone number,
including area code)
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Matters.
SIGNATURE

Item 8.01 Other Matters.
     On December 28, 2005, WFS Financial Inc., which we refer to as “WFS,” reached an agreement in principle with the lead plaintiff, Alaska Hotel and Restaurant Employees Pension Trust Fund, which we refer to as the “Plaintiff,” to settle the action titled In re WFS Financial Shareholder Litigation, Case No. 04CC00559, which we refer to as the “Action,” pending in the Superior Court for Orange County, California, pursuant to which WFS agreed to resolve disputed legal claims and to make certain additional disclosures regarding the merger of Westcorp with and into Wachovia corporation, which we refer to as the “Westcorp merger,” and the merger of WFS and a new subsidiary, which we refer to as the “WFS merger,” as set forth in this current report on Form 8-K. As part of the agreement in principle, WFS also agreed to pay the Plaintiff’s legal fees and costs in the amount of $550,000. The Action, brought in May 2004, and subsequently amended in August 2004 and September 2004, was originally brought by the Plaintiff in connection with a proposed merger of Western Financial Bank and WFS, pursuant to which Westcorp would acquire the publicly-owned minority shares of WFS, which we refer to as the “2004 merger.” This agreement in principle is expected to be memorialized in one or more memoranda of understanding and stipulations of settlement, will be subject to customary terms and conditions, including court approval, and will include an agreement by the Plaintiff, on behalf of a class of WFS shareholders, to provide a release of claims of WFS shareholders against Westcorp and WFS and their respective officers and directors. This Form 8-K should be read in conjunction with the definitive proxy statement-prospectus dated November 22, 2005, which we refer to as the “Proxy Statement.”
     As disclosed in the Background of the Mergers section of the Proxy Statement, in December 2004, the Westcorp board of directors authorized management to explore potential contingent restructuring alternatives to the 2004 merger, in the event that the conversion of Western Financial Bank to a California state commercial bank and the 2004 merger could not go forward as planned. The contingent restructuring alternatives preliminarily explored by management included the possibility of divesting Western Financial Bank and making WFS a California finance company, obtaining consumer lending licenses for WFS in the states in which it does business, converting Western Financial Bank into an industrial bank and selling Westcorp.
     In December 2004, the WFS board of directors, including members of the WFS Special Committee, were apprised of the various contingent restructuring alternatives that were being considered by Westcorp and in March 2005 were apprised of the actions by the Westcorp board of directors with respect to those alternatives.
     Beginning on April 4, 2005, Westcorp’s financial advisor, Credit Suisse First Boston LLC, which we refer to as “Credit Suisse First Boston,” at the direction of Westcorp, contacted 15 parties to assess, on a preliminary basis, their interest in entering into discussions regarding a potential strategic business combination with Westcorp. Of these 15 parties, eight potential bidders entered into confidentiality and standstill agreements and were provided with a confidential information memorandum regarding Westcorp and its subsidiaries, including WFS. Only those bidders that entered into confidentiality and standstill agreements were invited to submit a preliminary, non-binding indication of interest regarding an acquisition of all of the outstanding shares of Westcorp common stock and to detail such bidder’s intent with respect to the interest in WFS not held by Westcorp.
     As disclosed in the Background of the Mergers section of the Proxy Statement, in August 2004, the WFS Special Committee retained Deutsche Bank Securities Inc., which we refer to as “Deutsche Bank,” as its financial advisor in connection with any potential acquisition of

Westcorp by a third party. Deutsche Bank was provided with various financial and other information regarding Westcorp and WFS, including the financial projections prepared by management in April 2005 which were provided to potential bidders. These projections were not subsequently updated by management.
     As disclosed in the Background of the Mergers section of the Proxy Statement, the Westcorp Special Committee met with representatives of its legal and financial advisors on September 5, 2005, and discussed the contingencies of the outstanding bid from Wachovia and the outstanding bid from an all cash bidder that proposed a going private structure, which we refer to as the “going private bidder.” As of September 5, 2005, Wachovia was offering an exchange ratio of 1.290 shares of Wachovia common stock for each outstanding share of Westcorp (that, based on Wachovia’s closing stock price on August 31, 2005, had an indicated value of $64 per share) and an exchange ratio of 1.398 shares of Wachovia common stock for each outstanding share of WFS common stock not held by Western Financial Bank (that, based on Wachovia’s closing stock price on August 31, 2005, had an indicated value of $69.36 per share). In addition, as of September 5, 2005, the going private bidder was offering $64 in cash per outstanding share of Westcorp common stock (other than shares of Westcorp owned by Ernest S. Rady, Westcorp’s and Western Financial Bank’s chairman of the board and chief executive officer and WFS’ chairman of the board, or entities controlled or owned by Mr. Rady) and $71.04 in cash per outstanding share of WFS common stock (other than shares of WFS common stock held by Western Financial Bank) based on an exchange ratio of 1.11 shares of Westcorp common stock for each outstanding share of WFS common stock not held by Western Financial Bank.
     At the September 5, 2005 meeting, the Westcorp Special Committee discussed the risks that remained in the bids of each of Wachovia and the going private bidder and the relative risks, including the execution risks (that is, the ability to successfully negotiate and execute a definitive merger agreement and close the transactions contemplated by such agreement), between the two proposals. In addition, for due diligence purposes, the Westcorp Special Committee inquired of Mr. Rady whether or not he was close to coming to agreement with the going private bidder, or if there continued to be significant unresolved issues, because that would affect the Westcorp Special Committee’s view of the relative execution risks between the two proposals. Mr. Rady informed the Westcorp Special Committee that there were still significant tax, structural and assorted business issues regarding his agreement with the going private bidder and it was not clear as to when such issues would be resolved.
     On September 7, 2005, the Westcorp Special Committee and its legal and financial advisors met with the WFS Special Committee and representatives of its legal and financial advisors, and the Westcorp Special Committee presented the Wachovia proposal to the WFS Special Committee. At the request of the Westcorp Special Committee, representatives of Credit Suisse First Boston reviewed the marketing process that had occurred since April 2005 and outlined the key terms of the Wachovia proposal for the WFS Special Committee. The Westcorp Special Committee informed the WFS Special Committee that it had not attempted to directly negotiate on WFS’ behalf on the basis that the WFS Special Committee would have the opportunity to have its own direct negotiations with Wachovia. However, the Westcorp Special Committee noted that the WFS minority shareholders had indirectly benefited from each increase in the bids for Westcorp given that the bids for WFS were related to the Westcorp bids.
     As disclosed in the Background of the Mergers section of the Proxy Statement, the Westcorp Special Committee negotiated on behalf of Westcorp the various bids for Westcorp that were submitted. The WFS Special Committee began negotiations regarding a potential acquisition of WFS on September 7, 2005, after the Westcorp Special Committee had decided to pursue a transaction with Wachovia.
     As described on page 43 in the Background of the Mergers section of the Proxy Statement, the WFS Special Committee instructed Deutsche Bank to request an exchange ratio that would result in an indicated value of $77.50 per WFS share (based on the closing price of Wachovia common stock on September 7, 2005). The WFS Special Committee requested an indicated value of $77.50 because that value (which reflected an implied relative exchange ratio between WFS and Westcorp of 1.21) was an improvement over Wachovia’s September 7, 2005 offer to WFS with an indicated value of $73.60.
     As disclosed in the risk factor titled “Because the Market Price of Wachovia Common Stock May Fluctuate, Westcorp and WFS Shareholders Cannot Be Sure of the Market Value of the Wachovia Common Stock That They Will Receive in the Respective Mergers” in the Risk Factors section of the Proxy Statement, any change in the price of Wachovia common stock prior to the completion of the respective mergers will affect the market value of Wachovia common stock that Westcorp and WFS shareholders will receive in the respective mergers. None of the parties is permitted to terminate the merger agreement or resolicit the vote of shareholders solely because of changes in the market prices of Wachovia common stock. In addition, the parties were unable to agree on the use of a collar, and therefore the merger agreement does not place a collar on Wachovia’s stock price. A “collar” is a contractual provision that places both an upper and lower limit on the acquiring company’s stock price. As a result of a collar, the number of shares of acquiring company stock that the target shareholders receive is increased or decreased, within a range, depending on the value of the acquiring company’s stock price. Collars can reduce the fluctuation in the value of the consideration that target shareholders receive at the effective time of the merger.
     As described on page 63 in the Opinion of Financial Advisor to the WFS Special Committee section of the Proxy Statement, Deutsche Bank identified 33 transactions announced since January 2002 in which the value of the transactions was between $2 billion and $5 billion and for which public information was available. The following transactions were identified:

Target	Acquiror
Oxford Health Plans Inc.	UnitedHealth Group Inc.
Chelsea Property Group Inc.	Simon Property Group Inc
PanAmSat Corp.	Investor Group
United Defense Industries Inc.	BAE Systems North America
NetScreen Technologies Inc.	Juniper Networks
Trigon Healthcare Inc.	Anthem Inc.
International Steel Group Inc.	Ispat International NV
Panamerican Beverages Inc.	Coca-Cola FEMSA SA CV
UnitedGlobalCom Inc.	Liberty Media International Inc.
Hispanic Broadcasting Corp.	Univision Communications Inc.
SICOR Inc.	Teva Pharma Industries Ltd.
First Virginia Banks Inc.	BB&T Corp.
SpectraSite Inc.	American Tower Corp.
Neuberger Berman Inc.	Lehman Brothers Holdings Inc.
Texas Genco Holdings Inc.	Investor Group
Dial Corp.	Henkel KGaA
Pennzoil-Quaker State Co.	Shell Oil Co.

Target	Acquiror
Mid Atlantic Medical Services Inc.	UnitedHealth Group Inc.
Metro-Goldwyn-Mayer Inc.	Investor Group
Titan Corp.	L-3 Communications Holdings Inc.
Apogent Technologies Inc.	Fisher Scientific International Inc.
Westport Resources Corp.	Kerr-McGee Corp
Varco International Inc.	National-Oilwell Inc.
Millennium Chemicals Inc.	Lyondell Chemical Co.
Tom Brown Inc.	EnCana Corp.
Scios Inc.	Johnson & Johnson Inc.
LNR Property Corp.	Riley Property Holdings LLC
Chateau Communities Inc.	Hometown America LLC
Magnum Hunter Resources Inc.	Cimarex Energy Co.
Accredo Health Inc.	Medco Health Solutions Inc.
Rational Software Corp.	IBM Corp.
Provident Financial Group Inc.	National City Corp.
Extended Stay America Inc.	Blackstone Group LP
     With regard to the opinions rendered by Credit Suisse First Boston and Deutsche Bank, the respective financial advisors to the Westcorp Special Committee and the WFS Special Committee, in connection with the Westcorp merger and the WFS merger, Westcorp and WFS paid such financial advisors an aggregate of $1.675 million. Westcorp and WFS will pay these financial advisors additional fees upon the consummation of the Westcorp merger and the WFS merger. Assuming that the Westcorp merger and WFS merger were consummated as of December 20, 2005 (based on the number of options for, and shares of, Westcorp common stock and WFS common stock as set forth in the Merger Agreement), the companies would have paid aggregate additional fees of approximately $13.292 million to such financial advisors in connection with the consummation of the Westcorp merger and WFS merger. The actual amount of additional fees to be paid to each of Credit Suisse First Boston and Deutsche Bank will not be determined until the consummation of the Westcorp merger and the WFS merger.
* * *
Additional Information
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. Forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions. Forward-looking statements in this document include statements regarding the proposed mergers.
These statements are subject to uncertainties and factors relating to WFS’ operations and business environment, all of which are difficult to predict and many of which are beyond its control that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from the forward-looking statements: receipt of the requisite approval for the Westcorp merger by Westcorp’s shareholders, the receipt of the requisite approval of the WFS merger by WFS shareholders (including the approval of a majority of shares of WFS common stock represented and voting at the WFS shareholder meeting, excluding shares of WFS common stock held by Westcorp and its affiliates); receipt of requisite regulatory approvals, including the approval of applicable banking regulators; receipt of opinions as to the tax treatment of the mergers; listing on the New York Stock Exchange, Inc., subject to notice of issuance, of Wachovia’s common stock to be issued in the mergers; actual or potential litigation; the exercise of discretionary authority by regulatory agencies; and the satisfaction of certain other conditions. WFS can provide no assurances that the Westcorp merger or the WFS merger will close when expected, if at all. A further list of risks, uncertainties and other matters can be found in WFS’ filings with the SEC. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, WFS’ actual results may vary materially from those expected, estimated or projected. The information contained in this document is as of the date of this document. WFS assumes no obligation to update any forward-looking statements to reflect future events or circumstances.
The proposed merger of Westcorp with Wachovia will be submitted to Westcorp’s shareholders for their consideration and the proposed acquisition of WFS by Wachovia, pursuant to the merger of WFS with a new wholly owned subsidiary of Wachovia, will be submitted to WFS’ shareholders for their consideration. Wachovia has filed a registration statement, which includes a definitive joint proxy statement-prospectus for each of Westcorp and WFS, and each of Wachovia, Westcorp and WFS may file other relevant documents concerning the proposed mergers with the SEC. The registration statement containing the definitive joint proxy statement-prospectus was declared effective by the SEC on November 22, 2005. Shareholders are urged to read the definitive joint proxy statement-prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because those documents will contain important information about Wachovia, Westcorp, WFS, the proposed mergers and transactions contemplated thereby and related matters. You can obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia — Investor Relations” and then under the heading “Financial Reports — SEC Filings”. Copies of the definitive joint proxy statement-prospectus, and SEC filings that are incorporated by reference therein, can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.
Wachovia, Westcorp and WFS and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS in connection with the proposed mergers. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS is set forth in the proxy statement for WFS’ 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement-prospectus once it is available, regarding the proposed mergers. You may obtain free copies of these documents as described in the preceding paragraph.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WFS FINANCIAL INC, a California corporation
Date: December 29, 2005	By:	/s/ Robert J. Costantino
Robert J. Costantino
Executive Vice President, Chief Financial Officer and Chief Operating Officer